Exhibit 12

                       RATIO OF EARNINGS TO FIXED CHARGES

                                       Nine Months Ended
                                         September 30,                   For the year Ended December 31,
                                        2000        1999       1999        1998       1997        1996        1995
                                     (dollars in thousands)                   (dollars in thousands)

Pre-tax (loss) income before
  discontinued operations and
  extraordinary gains                  $(14,007)    $11,854     $7,095     $17,878    $10,813      $10,630     $9,083

Fixed Charges:
Interest expense                           2,717      2,751      3,706       4,301      4,091        4,123      4,868
Capitalized interest                           0        130        130           0          0            0          0
Interest relating to rental
  expense (1)                                704        632        867         438        433          542        491
                                          ------     ------     ------      ------     ------       ------     ------
    Total fixed charges                    3,421      3,513      4,703       4,739      4,524        4,665      5,359

Earnings available for fixed
charges                                $(10,586)    $15,367    $11,798     $22,617    $15,337      $15,295    $14,442

Ratio of earnings to fixed charges       (3.09x)      4.37x      2.51x       4.77x      3.39x        3.28x      2.69x

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     (1) The representative  interest portion of rental expense was deemed to be one-third of all rental expense.

     Earnings were not sufficient to cover fixed charges during the first nine months of 2000 by $14,007,000; all other periods had sufficient income to cover charges.